

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2024

Shaun Passley
Chief Executive Officer
ZenaTech, Inc.
69 Yonge St. Suite 1404
Toronto, Ontario Canada M5E 1K3

> **Re: ZenaTech, Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 10, 2024**
> **File No. 333-276838**

Dear Shaun Passley:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 1, 2024 letter.

Amendment No. 2 to Form F-1 filed April 10, 2024

Cover page

1. In response to prior comment 5, you stated that Maxim Group LLC, Roth Capital Partners LLC, and Ladenburg Thalmann & Co. Inc. will act as active market makers in this offering. Please amend your cover page and plan of distribution to disclose the abovementioned companies.

Related Party Transactions, page 82

2. We note the deletion of your prior disclosure that your agreements with GG Mars Capital, Inc. and Star Financial Corporation were not negotiated at arm's length, and that the terms of the Agreements may not be as favorable to you as if it had been negotiated at arm's length with an unaffiliated third party. Please explain why this disclosure was removed.

Index to Financial Statements, page 118

3.   Please reference your content to the proper page numbers.

Statements of Cash Flows, page 125

4.   Your response to prior comment 6 indicates that the classification from financing activities to investing activities of "Advance to affiliate for future services" meets the definition in Paragraph 16(c) of IAS 7. However, your discussion of the advance on page 143 does not indicate that this line item is comprised of "Cash payments to acquire equity or debt instruments of other entities and interests in joint ventures (other than payments for those instruments considered to be cash equivalents or those held for dealing or trading purposes)". Please revise your disclosure or advise.

5.   We have reviewed your response to prior comment 6 and are reissuing the comment in part. Please tell us why the "Advance to affiliate for future services" does not qualify as an operating activity since they appear to represent prepayment for future services as discussed on page 143. Clarify whether these future services represent transactions that will enter into the determination of profit or loss. Refer to Paragraph 14(c) of IAS 7. In addition, please reconcile the beginning balance to the ending balance for the "Advance to affiliate for future services" account, showing advances less any services charged to this account for the year ending December 31, 2023. Reconcile the services charged amount noted in that reconciliation to the expenses reported on the Consolidated Income Statements of Comprehensive Loss. In this regard, we note your disclosure on page 143 that the "current amount [i.e., $2,500,000] is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company".

6.   Your response to prior comment 6 states that the Company made the first change in classification of "Advance to affiliate for future services" because the original presentation did not fairly represent cash generated internally and the item more accurately reflects investing activities and not cash used for operating activities. However, your disclosure on page 146 of Amendment No. 1 to the Registration Statement on Form F-1 indicated the first change in classification, which took place on the 2021 statement of cash flows, moved the advances from financing activities to operating activities. As such, we are reissuing the comment in part. Please provide us with the reasons given to you to make a) the first change in classification occurring in 2021 that moved amounts from financing activities to operating activities and b) the second change in classification occurring in 2023 that moved amounts from operating activities back to financing activities.

7.   Please provide the description of the line item with the amount of ($191,768) CAD.

Revenue recognition, page 132

8.   We have reviewed your response to prior comment 9. You have revised your disclosure to

state your services offer software-as-a-service that provides access to the software and such revenue is recognized over time. The revised disclosure also states that your services offer an option where the customer pays for the software and takes possession of it, while the Company just offers software maintenance. Please revise your disclosure to include how you recognize revenue for when the customer pays for the software and takes possession of it. In this regard, state whether revenue is recognized at a point in time or over time. Refer to Paragraph 32 of IFRS 15.

<u>Item 8. Exhibits and Financial Statement Schedules, page 150</u>

9.   Your response to prior comment 10 states you were informed the consent referenced the second amendment to the Registration Statement, but the consent only references the "Prospectus". In your next amendment, please have your independent registered public accounting firm update the consent in Exhibits 23.1 to explicitly reference the most recent amendment number (e.g., "Amendment No. 3 to the Draft Registration Statement on Form F-1").

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Karim Lalani